[PILLSBURY WINTHROP LETTERHEAD]

November 24, 2004	Christopher M. Forrester Phone 858.509.4052 eforrester@pillsburywinthrop.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Peggy Fisher, Assistant Director

  Re:
  Spy Optic, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  File Number 333-119024

Dear Ms. Fisher:

        At the request of Spy Optic, Inc. (the "Registrant"), we are submitting the following responses to the comments in your letter dated November 19, 2004 to Barry Buchholtz, Chief Executive Officer of the Registrant (the "Comment Letter"). Courtesy copies of Amendment No. 2 to the Registration Statement on Form S-1 (the "Registration Statement"), marked to show changes from the Registration Statement as filed on November 10, 2004, are enclosed for the convenience of the staff of the U.S. Securities and Exchange Commission. Please note that the numbered items below correspond to the number of the corresponding comment set forth in the Comment Letter.

Form S-1

Artwork

1.
The Registrant has revised the artwork to be included in the prospectus that is a part of the Registration Statement to include the new name and logo of the Registrant. A copy of the new artwork is enclosed with this letter. The new artwork will be included in Amendment No. 3 to the Registration Statement, which the Registrant intends to file on Monday, November 29, 2004, prior to the distribution of its preliminary prospectuses.

Prospectus Summary—Page 1

  Our Target Market—Page 1

2.
The Registrant has revised the disclosure on page 2 to clarify that the Registrant's target market is those individuals within the Generation Y demographic who purchase premium quality eyewear products.

Capitalization—Page 19

3.
The Registrant has revised the capitalization table on page 19 to eliminate the caption relating to cash and cash equivalents.

Management's Discussion and Analysis of Financial Condition and Results of Operation—Page 23

  Liquidity and Capital Resources—Page 32

4.
The Registrant has revised the liquidity and capital resources section of the MD&A to indicate that the Registrant violated a financial covenant of its Loan and Security Agreement with Comerica Bank and obtained a waiver of such violation. The Registrant has also included additional disclosure to clarify the time period that the waiver covers, to describe the financial covenant that the Registrant was not in compliance with and the ramifications of such noncompliance, and to address the Registrant's compliance with such financial covenant in the future.

Consolidated Financial Statements—Page F-1

5.
The Registrant has revised the consolidated financial statements in accordance with Rule 3-12 of Regulation S-X.

  Note 1. Organization and Significant Accounting Policies—Page F-8

6.
The Registrant generally provides its distributors and dealers with rights of return, including returns for product warranty related issues. For sales to these customers, the Registrant recognizes revenue upon shipment of products and records a provision for sales returns and claims, based upon historical experience that has been accumulated for several years, in the same period in which the related sales are recorded. The Registrant hereby confirms that it does not provide its distributors or dealers with price protection or other sales incentives. The Registrant further confirms that it does not have any other post-shipment obligations or customer acceptance provisions.

        The Registrant intends to print preliminary prospectuses over the Thanksgiving weekend and to commence the road show during the week of November 29, 2004. Accordingly, we will contact you on Wednesday, November 24, 2004, to discuss any further comments you may have.

Very truly yours,

/s/  CHRISTOPHER M. FORRESTER

Christopher M. Forrester

Enclosures

cc:
Barry Buchholtz
Michael Brower